13/11

BB 3/5

[redacted]

03013539

'ATES
ANGE COMMISSION
.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR 0 3 2003 PROCESSING

SEC FILE NUMBER
8- 52097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newpoint Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

449 N. Canon Drive, Suite 100
(No. and Street)

Beverly Hills, (City) California (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Farahi 310-276-9922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Farahi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newpoint Securities, L.L.C., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Signature

PRESIDENT
Title

Dave Banerjee
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

I have audited the accompanying statement of financial condition of NewPoint Securities, L.L.C. as of December 31, 2002 and related statements of income (loss), changes in member's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of NewPoint Securities, L.L.C.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of NewPoint Securities, L.L.C. as of December 31, 2002 and the results of its operations, member's equity, cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

See Notes 1 and 2 in connection with the Accounts Receivable - SPIC - $216,545.

George Brenner
George Brenner, CPA

Los Angeles, California
February 19, 2003

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

Cash	$ 230,107
Clearing Deposit	50,272
Due from Clearing Broker	88,856
Accounts Receivable - SPIC	216,545
Accounts Receivable - Officer/Member	48,240
Securities	52,392
Furniture & Equipment Net of $70,4498 Depreciation	101,535
Security Deposits	9,938
Total Assets	$ 797,885

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts Payable	$ 89,962
Accrued Expenses - State Tax	5,451
Commissions Payable	3,048
Total Liabilities	98,461

Member's Equity

Capital	1,341,607
Accumulated Deficit	(642,183)
Total Member's Equity	699,424
Total Liabilities and Member's Equity	$ 797,885

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountant.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues - Page 11		$ 810,884
Trading Profit, net		11,687
		822,571
Operating Expenses - Page 12		752,455
	(Loss) Before Income Tax	70,116
	Tax Provision	500
	Net (Loss)	$ 69,616

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountant.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2002	$1,336,790	$(669,799)	$ 666,991
Net Profit		69,616	69,616
Capital Contributed	4,817		4,817
Distribution		(42,000)	(42,000)
Balance, December 31, 2002	$1,341,607	$(642,183)	$ 699,424

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountant.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

NET CASH PROVIDED BY OPERATIONS	
Net income	$ 69,616
Depreciation	21,601
	91,217
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Clearing deposit	(50,272)
Due from clearing broker	(46,982)
Inventory - securities	(38,457)
Accounts payable & accruals	67,536
Short position	(16,299)
Due from officer/member	(23,711)
NET CASH (REQUIRED) BY OPERATIONS	(16,968)
CASH FLOWS FROM INVESTING ACTIVITIES:	--
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed, net	4,817
Capital distribution	(42,000)
Total	(37,183)
NET DECREASE IN CASH	(54,151)
Cash at beginning of period	284,258
CASH BALANCE	$ 230,107

The accompanying notes are an integral part of these financial statements
See Report of Independent Accountant.

NEWPOINT SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

Newpoint Securities, LLC, the Company was approved as a broker-dealer by the NASD on May 9, 2000. The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all of the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company's previous broker dealers were Miller Johnson & Kuehn (MJK) and Southwest Clearing Corp. See Note 2, Accounts Receivable - SPIC. The Company's current clearing broker is BNY Clearing Services, L.L.C.

NOTE 2 - ACCOUNTS RECEIVABLE - SPIC

In connection with events of the September 11, 2001 tragedy, the Company's predecessor clearing broker (MJK) went out of business. Company management believes it suffered monetary losses which should be covered by the Security Investors' Investment Corporation (SPIC) and has filed a claim for $216,545. There can be no assurance that such claim will be honored. For purposes of the net capital calculation, the claim is considered a non-allowable asset.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue is recognized on a "Settlement Date Basis." Securities are valued at market.

Property and equipment are being depreciated over 5 years.

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2002, the Company had a net capital of $307,997 and a net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 32%. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

See Report of Independent Accountant.

NEWPOINT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2002

NOTE 5 - OFF BALANCE - SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES

The Company is a Limited Liability Company, (LLC). As such it pays no Federal tax but passes its income or loss directly to its members. There is a minimum state tax ($800) plus a fee based on revenue. The amount of $5,451 has been accrued.

NOTE 8 - CONTINGENT LIABILITY

The Company is a defendant in several NASD arbitration claims. The Company has filed its answers denying any wrongdoing and believes the claims lacks merit. However, it is too early to tell what, if any, liabilities will result.

During the year 2002 the Company incurred $42,500 for a legal settlement.

See Report of Independent Accountant.

NEWPOINT SECURITIES, L.L.C.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 699,424
Less: Non allowable assets - Schedule	(376,257)
Haircut	(5,170)
Clearing broker – termination fee	(10,000)
NET CAPITAL	$ 307,997
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 6,564
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 100,000
EXCESS CAPITAL	$ 207,997
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 298,151
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 98,461
Percentage of aggregate indebtedness to net capital	32%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	

RECONCILIATION

The following is a reconciliation, as of December 31, 2001 of the above net capital computation wit the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

UNAUDITED	$ 375,996
Unrecorded Liabilities	(68,000)
Rounding	1
AUDITED	$ 307,997

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountant.

NEWPOINT SECURITIES, L.L.C.
NON ALLOWABLE ASSETS
DECEMBER 31, 2002

NON ALLOWABLE ASSETS

Receivable from SPIC	$216,545
Receivable - Members	48,240
Net Property & Equipment	101,534
Deposits	9,938
TOTAL NON ALLOWABLE ASSETS	$376,257

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountant.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2002 are presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 19, 2003

NEWPOINT SECURITIES, L.L.C.
SCHEDULE OF REVENUE
FOR THE YEAR ENDED DECEMBER 31, 2002

Insurance/Annuities Commissions	$145,660
Retail Equity Commissions	23,069
Retail Mutual Fund Commissions	74,975
CD's Principal	4,089
Trading Rebate	8,535
OTC & Other Business	159,342
Listed Options	362,551
Error Account	2,931
Order Flow	238
Interest	19,374
Other Income	10,120
Total Revenue	$810,884

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountant.

NEWPOINT SECURITIES, L.L.C.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

Accounting	$ 48,143
Advertising	26,871
Auto	1,250
Bank Charges	477
Charitable Contributions	480
Clearing Charges	166,768
Commissions - Other	6,410
Computer	400
Depreciation	21,600
Dues & subscriptions	651
Education & Training	2,129
Insurance - Fidelity Bond	970
Insurance - Errors & Omissions	2,324
Insurance - Workers Comp	622
Insurance – Medical	9,414
Insurance - SIPC	224
Internet Provider	18,185
Interest	3,399
Market Data Services	1,000
Marketing Expense	65,195
Lease	763
Legal	102,533
Meals & Entertainment	1,764
NASD Fees/Assessment	4,901
Office Expense	46,722
Office Supplies	9,620
Outside Services	114,073
Parking	6,660
Postage/Delivery	5,567
Printing	515
Quotation Fees	3,675
Registration Expenses	1,032
Rent - Office	36,774
Repairs & Maintenance	11,810
Taxes & Licenses	372
Telephone	10,076
Telecommunications	13,310
Travel	5,776
	$752,455

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountant

PART II

NEWPOINT SECURITIES, L.L.C.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

In planning and performing my audit of the financial statements of NewPoint Securities, L.L.C. (the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 19, 2003